UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                                (AMENDMENT NO. )*

                              Cheniere Energy, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.003
                         (Title of Class of Securities)

                                    16411R208
                                 (CUSIP Number)

                                January 24, 2005
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                       (Continued on the Following Pages)

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Partners, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  439,838

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  439,838

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  439,838

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.7%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  LCG Select, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  28,533

7.       SOLE DISPOSITIVE POWER
                  0

8.       SHARED DISPOSITIVE POWER

                  28,533

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  28,533

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Partners Offshore, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  553,454

7.       SOLE DISPOSITIVE POWER
                  0

8.       SHARED DISPOSITIVE POWER

                  553,454

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  553,454

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.2%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Group, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,426,800

7.       SOLE DISPOSITIVE POWER

                  0

84.      SHARED DISPOSITIVE POWER

                  1,426,800

95.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  1,426,800

60.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.6%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Management LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,426,800

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,426,800

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  1,426,800

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.6%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  LCG Holdings, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  468,371

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  468,371

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  468,371

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.8%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Christian Leone

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,426,800

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,426,800

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  1,426,800

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.6%

12.      TYPE OF REPORTING PERSON*

                  IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

     Cheniere Energy, Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     717 Texas Avenue
     Suite 3100
     Houston, Texas 77002

ITEM 2(a).      NAME OF PERSON FILING:

     The names of the persons filing this statement on Schedule 13G are:

     - Luxor Capital Partners, LP, a Delaware limited partnership ("Luxor Capital Partners").

     -  LCG Select, LP, a Delaware limited partnership ("Select").

     - Luxor Capital Partners Offshore, Ltd., a Cayman Island exempted company ("Offshore Fund").

     - Luxor Capital Group, LP, a Delaware limited partnership ("Luxor Capital Group").

     - Luxor Management, LLC, a Delaware limited liability company ("Luxor Management").

     -  LCG Holdings, LLC, a Delaware limited liability company
        ("LCG Holdings").

     -  Christian Leone, a United States Citizen ("Leone").

     Luxor Capital Group is the investment manager of Luxor Capital Partners, Select and the Offshore Fund, and is also the manager of other separate accounts. Luxor Management is the general partner of Luxor Capital Group. Mr. Leone is the managing member of Luxor Management. LCG Holdings is the general partner of Luxor Capital Partners and Select. Mr. Leone is the managing member of LCG Holdings.

     Luxor Capital Group, Luxor Management and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by Luxor Capital Partners, Select and the Offshore Fund. LCG Holdings and Mr. Leone may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by Luxor Capital Partners and Select.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The business address of each of Luxor Capital Partners, Select, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 599 Lexington Avenue, 35th Floor, New York, New York 10022.

     The business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman Islands.

ITEM 2(c).      CITIZENSHIP:

     Mr. Leone is a citizen of the United States.

     Each of Luxor Management and LCG Holdings is a limited liability company formed under the laws of the State of Delaware.

     Each of Luxor Capital Partners, Select and Luxor Capital Group is a limited partnership formed under the laws of the State of Delaware.

     The Offshore Fund is a company formed under the laws of the Cayman Islands.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

     Common Stock, $.003 par value per share (the "Common Stock")

ITEM 2(e).      CUSIP NUMBER:

     16411R208

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          (i) Luxor Capital Partners beneficially owns 439,838 shares of Common Stock.

          (ii)   Select beneficially owns 28,533 shares of Common Stock.

          (iii) The Offshore Fund beneficially owns 553,454 shares of Common Stock.

          (iv) Luxor Capital Group, as the investment manager of Luxor Capital Partners, Select and the Offshore Fund, may be deemed to beneficially own the 1,021,825 shares of Common Stock held by them, and an additional 404,975 shares of Common Stock held in accounts that it separately manages.

          (v) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by Luxor Capital Group.

          (vi) LCG Holdings may be deemed to be the beneficial owner of the shares of Common Stock held by Luxor Capital Partners and Select.

          (vii) Mr. Leone may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by LCG Holdings.

          (viii) Collectively, the Reporting Persons beneficially own 1,426,800 shares of Common Stock.

     (b)  Percent of Class:

          (i) Luxor Capital Partners' beneficial ownership of 439,838 shares of Common Stock represents 1.7% of all of the outstanding shares of Common Stock.

          (ii) Select's beneficial ownership of 28,533 shares of Common Stock represents 0.1% of all of the outstanding shares of Common Stock.

          (iii) The Offshore Fund's beneficial ownership of 553,454 shares of Common Stock represents 2.2% of all of the outstanding shares of Common Stock.

          (iv) LCG Holdings' beneficial ownership of the 468,371 shares of Common Stock beneficially owned by Luxor Capital Partners and Select represents 1.8% of all of the outstanding shares of Common Stock.

          (v) Luxor Capital Group's, Luxor Management's and Mr. Leone's beneficial ownership of 1,426,800 shares of Common Stock represents 5.6% of all of the outstanding shares of Common Stock.

          (vi) Collectively, the Reporting Persons' beneficial ownership of 1,426,800 shares of Common Stock represents 5.6% of all of the outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote

                 Not applicable.

          (ii)   Shared power to vote or to direct  the vote of shares of Common
                 Stock:

                 Luxor Capital Partners, Luxor Capital Group, LCG Holdings and Mr. Leone have shared power to vote or direct the vote of the 439,838 shares of Common Stock held by Luxor Capital Partners.

                 Select, Luxor Capital Group, LCG Holdings and Mr. Leone have shared power to vote or direct the vote of the 28,533 shares of Common Stock held by Select.

                 The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 553,454 shares of Common Stock held by the Offshore Fund.

                 Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 404,975 shares of Common Stock beneficially owned by Luxor Capital Group through the separate accounts it manages.

          (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

                 Not applicable.

          (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

                 Luxor Capital Partners, Luxor Capital Group, LCG Holdings and Mr. Leone have shared power to dispose or direct the disposition of the 439,838 shares of Common Stock beneficially held by Luxor Capital Partners.

                 Select, Luxor Capital Group, LCG Holdings and Mr. Leone have shared power to dispose or direct the disposition of the 28,533 shares of Common Stock beneficially held by Select.

                 The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 553,454 shares of Common Stock held by the Offshore Fund.

                 Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 404,975 shares of Common Stock beneficially owned by Luxor Capital Group through the separate accounts it manages.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See Exhibit B.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.


ITEM 10.        CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  February 3, 2005

           LUXOR CAPITAL PARTNERS, LP
           By: LCG Holdings, LLC, as General Partner


               By: /s/ Christian Leone
                   --------------------
                       Christian Leone,
                       Managing Manager


           LCG SELECT, LP
           By: LCG Holdings, LLC, as General Partner


               By: /s/ Christian Leone
                   --------------------
                       Christian Leone,
                       Managing Manager

           LUXOR CAPITAL PARTNERS OFFSHORE, LTD.


           By: /s/ Christian Leone
                   --------------------
                   Christian Leone,
                   Director


           LUXOR CAPITAL GROUP, LP
           By: Luxor Management, LLC, as General Partner


               By: /s/ Christian Leone
                   --------------------
                       Christian Leone,
                       Managing Manager


           LCG HOLDINGS, LLC


           By: /s/ Christian Leone
               --------------------
                   Christian Leone,
                   Managing Manager

           LUXOR MANAGEMENT, LLC

           By: /s/ Christian Leone
               --------------------
                   Christian Leone,
                   Managing Manager



           /s/ Christian Leone
               --------------------
               Christian Leone

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Cheniere Energy, Inc. dated as of February 3, 2005 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 3, 2005

           LUXOR CAPITAL PARTNERS, LP
           By: LCG Holdings, LLC, as General Partner


               By: /s/ Christian Leone
                   --------------------
                       Christian Leone,
                       Managing Manager


           LCG SELECT, LP
           By: LCG Holdings, LLC, as General Partner


               By: /s/ Christian Leone
                   --------------------
                       Christian Leone,
                       Managing Manager

           LUXOR CAPITAL PARTNERS OFFSHORE, LTD.


           By: /s/ Christian Leone
                   --------------------
                   Christian Leone,
                   Director


           LUXOR CAPITAL GROUP, LP
           By: Luxor Management, LLC, as General Partner


               By: /s/ Christian Leone
                   --------------------
                       Christian Leone,
                       Managing Manager


           LCG HOLDINGS, LLC


           By: /s/ Christian Leone
               --------------------
                   Christian Leone,
                   Managing Manager

           LUXOR MANAGEMENT, LLC

           By: /s/ Christian Leone
               --------------------
                   Christian Leone,
                   Managing Manager



           /s/ Christian Leone
               --------------------
               Christian Leone

                                    EXHIBIT B


Luxor Capital Partners, LP

LCG Select, LP

Luxor Capital Partners Offshore, Ltd.

Luxor Capital Group, LP

LCG Holdings, LLC

Luxor Management, LLC

Christian Leone